VIA EDGAR

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, Northeast

Washington, D.C. 20549

RE: CoBiz Financial Inc. Form 10-K filed March 13, 2009 and Form 8-K furnished June 17, 2009, File No. 001-15955

Dear Mr. Windsor:

This letter is in response to the comments raised in your letter dated July 22, 2009 with respect to our Form 10-K filed on March 13, 2009 (“Form 10-K”) and our Form 8-K furnished on June 17, 2009 (“Form 8-K”).  We have carefully assessed your comments, and are agreeable to augmenting our disclosures to enhance the overall quality of the disclosures in our future filings.  We therefore respectfully submit that the augmented disclosures noted below will be included on a prospective basis in our future annual filings.

For your convenience, we have set out below each of your comments contained in your July 22, 2009 letter, followed in each case by our responses shown in bolded text.

Comment:  Item 11. Executive Compensation

Independent Consultant and Peer Group Analysis, page 23 of Definitive Proxy Statement on Schedule 14A

1.               It appears that the company may benchmark certain elements of compensation to its peers.  For any peer groups used to benchmark compensation other than the list included on page 23, identify the component companies that make up the compensation peer group.  In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components.  Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Response:  The Compensation Committee does not specifically benchmark executive compensation to its peers.  Rather, the Committee uses the information to obtain a general understanding of compensation practices.  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-K) will be included in our next annual filing:

Annually, the Compensation Committee reviews the total compensation structure for the CEO and other NEOs. The Compensation Committee has the authority to retain outside consultants or advisors to assist in their analysis of competitive market data for comparable executive positions. In the past, the Compensation Committee has used the services of Denver Management Advisors LLC (DMA) for independent advice on executive compensation matters. The Compensation Committee again engaged the services of DMA in January 2008 to review some of the Company’s overall equity incentive programs, as well as the compensation levels for the top executive positions. In its report, presented partly in writing and partly orally, DMA discussed compensation data for the top executive positions of thirty-four, publicly traded, regional banks with assets between $1 billion and $3 billion.

In addition, in its annual competitive market analysis, the Compensation Committee uses market data from two survey sources to obtain a general understanding of current compensation practices.  The first survey contained ~~considered~~ general compensation levels paid by a broad —based group of banking and financial services organizations with assets of $1 billion to $5 billion, as reported by SNL Securities.  The second survey included ~~Other~~ SNL-compiled data on executive compensation of other similar sized banks and thrifts by geographic region.  This peer group included ~~was considered as well as more detailed information on~~: Guaranty Bancorp, United Western Bancorp, Inc., First State Bancorporation, Western Alliance Bancorporation and Cascade Bancorp.  The Compensation Committee considered the differences, as well as similarities in business models of these specific peers in its evaluation of the appropriateness and adequacy of the Company’s compensation structure for its top executive officers.

The surveys reviewed by the Compensation Committee report average, median and percentile compensation levels for various executive positions.  The Compensation Committee does not benchmark executive compensation at a certain level or percentile based on the survey data.  The survey data is only one of the components considered when setting executive compensation.  Other factors include level of responsibility, results of regulatory examinations, individual performance and budget constraints.

Comment:  Annual Incentive Compensation Plan, page 24 of Definitive Proxy Statement on Schedule 14a

2.               Please confirm that performance targets, to the extent they are used in the future, will be disclosed in future filings.  To the extent you believe that disclosure of the historical performance target is not required because it would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objective and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Response:  The Company’s annual incentive compensation is intended to reward performance and is determined annually by the Compensation Committee in a manner consistent with the plan being provided supplementally as Exhibt A.  To the extent that specific items of the Company’s performance are taken into account in setting the incentive compensation payments, these performance targets will be disclosed in all future filings.

3.               We note the disclosure that “[t]he CEO recommends the bonus amounts to be paid to each executive officer other than himself…”  However, we also note the disclosure that “[t]he CEO recommended that he receive no cash bonus for 2008.”  Please clarify the extent to which the CEO is involved in determining his compensation, including bonuses.  Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response:  In conjunction with our annual review of executive compensation, the CEO will make salary recommendations to the Compensation Committee for all Named Executive Officers (“NEO”), excluding himself.  The Compensation Committee will consider the recommendations of the CEO, but is solely responsible for determining the appropriate base salary and bonus for each NEO, including the CEO.  The CEO is not involved in determining any component of his compensation.  During 2008, due to the challenging market conditions the CEO volunteered to forego any bonus payment that may have been considered by the Compensation Committee.   This was merely a proactive step by the CEO at a time when all employees were being asked to be cost conscious.   Ultimately, the determination of the appropriate bonus was made by the Compensation Committee.

Comment:  2008 Results, page 28 of Definitive Proxy Statement on Schedule 14A

4.               We note the disclosure of pre-tax, pre-provision earnings of $45.3 million and the reference to the reconciliation of non-GAAP measures to GAAP included in the February 5, 2009 Form 8-K (identified as the February 5, 2008 Form 8-K Filing).  Please tell the staff how you concluded that you did not need to include the reconciliation in the Form 10-K.  Refer to item 10(e) of Regulation S-K.

Response:  As is often the case for public companies, the drafting of our definitive proxy statement does not begin in earnest until after the filing of Form 10-K.  We then rely on General Instruction G(3) of Form 10-K to incorporate by reference information from our definitive proxy statement into our Form 10-K.  Accordingly, at the time of filing of our Form 10-K, it had not been determined that our definitive proxy statement presentation would contain the non-GAAP measure highlighted by the staff.  Once it was determined that the definitive proxy statement would contain the non-GAAP measure, a reference to the GAAP reconciliation was included (the reference to the February 5, 2008 Form 8-K was inadvertent and the correct reference will be included in future filings).  We presumed that the staff would consider the reconciliation to be incorporated by reference from the definitive proxy statement into Form 10-K pursuant to General Instruction G(3).  We would of course be pleased to work with the staff on our future filings to the extent that you would prefer for us to handle the reconciliation issue in a different manner.

Comment:  Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Transactions, page 45 of Definitive Proxy Statement on Schedule 14A

5.               We note the disclosure in the last paragraph on page 45.  Please revise the disclosure in future filings to discuss all of the information contemplated by Item 404(b) of Regulation S-K.  Please provide to the staff your proposed revised disclosure.

Response:  We have revised the existing disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-K) will be included in our next annual filing:

The Company has various written procedures in place to identify potential related party transactions, which are reported and reviewed with the Company’s Disclosure and Audit Committees. Some ordinary course transactions or relationships are not reviewed by the Disclosure or Audit Committees, including ordinary course customer relationships such as the banking and lending relationships described above. The Company has other written policies and procedures in place to ensure compliance with applicable bank regulatory requirements regarding those banking and lending relationships.  Furthermore, the Company’s Code of Conduct and Ethics addresses potential conflicts of interest, and requires that conflicts be disclosed to the Company’s Compliance Manager, requesting a waiver and cooperating in the establishment of appropriate procedures to neutralize the conflict.  Waivers for directors and executive officers must be approved by the Company’s Board of Directors.  These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer.

On an annual basis, all directors and executive officers of the Company complete a questionnaire that, among other things, requires confirmation of any completed or proposed transaction with the Company that exceeds $120,000 to which they or an immediate family member were involved.  The Audit Committee of the Company reviews and approves all related party transactions that are required to be disclosed under Item 404 of SEC Regulation S-K.

In addition, each quarter the Company’s Disclosure Committee requests all senior officers to identify any related party transaction of which they are aware.  Transactions identified through this process are reported to the Audit Committee each quarter.  Our procedures for reviewing related party transactions, other than approving waivers of compliance with the Code of Conduct and Ethics and transactions required to be disclosed under Item 404, do not require the approval or ratification of such transactions.

6.               Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to instruction 4.c. to Item 404(a) of Regulation S-K.

Response: The disclosure requested was provided in the first paragraph under the heading “Certain Relationships and Transactions” as noted in the marked section below.

“Our executive officers, key employees, directors and principal shareholders, members of their immediate families and businesses in which they hold controlling interests are our customers, and it is anticipated that such parties will continue to be our customers in the future. All outstanding loans and extensions of credit by us to these parties were made in the ordinary course of business in accordance with applicable laws and regulations and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons, and, in our opinion, do not involve more than the normal risk of collectability or contain other features unfavorable to us.

Comment:  Exhibits

7.               Please provide to the staff the Annual Incentive Compensation Plan and confirm that any future annual incentive plan will be filed as an exhibit to the Form 10-K.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:  The requested information has been provided supplementally as Exhibit A.  In addition, the Company will file the Annual Incentive Compensation Plan, and any future plans, as an exhibit to our Form 10-K.

Comment:  Form 8-K furnished June 17, 2009

8.               We note the reference to the measure “Tier 1 Common Risk-Based Ratio” in the investor presentation referred to in the Form 8-K.  Tier 1 Common appears to be a non-GAAP measure because it is not required by GAAP, Commission Rules, or banking regulatory requirements.  Registrants that disclose such information must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, as applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP.  This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items.  Please provide to the staff the information required by Regulation G and confirm that future presentations will be revised accordingly.  Refer to Regulation S-K Compliance & Disclosure Interpretation 102.05.

Response:  The Company’s disclosure of “Tier 1 Common Risk-Based Ratio” was a non-GAAP measure and the requested information required by Regulation G has been provided supplementally as Exhibit B.  In the future, the disclosures required by Regulation G, including a quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP, will be provided for all non-GAAP measures included in Company presentations.

**********

CoBiz acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 312-3458 if you have any questions.

Sincerely,

/s/ Lyne Andrich

Lyne Andrich
Executive Vice President & Chief Financial Officer
CoBiz Financial Inc.

cc: Jeffrey Kesselman, Sherman & Howard
cc: Richard Lippoli, Deloitte & Touche LLP

Exhibit A

CoBiz Financial Inc.

Summary of Annual Incentive Compensation Plan

The Company has an informal incentive compensation plan that represents, in most cases, the short-term component of our compensation package.  Incentive compensation is determined based on (1) a target cash incentive which is a percentage of an individual employee’s salary and (2) how actual results compare to target performance measures.

The Compensation Committee has the authority under the annual incentive plan to adjust any goal with respect to any participant in the incentive compensation plan.  These decisions are subjective and based generally on a review of the circumstances affecting results to determine if any events were unusual or unforeseen.

CoBiz Financial Inc.

(unaudited)

Reconciliation of Non-GAAP Measures to GAAP

The Company believes these Non-GAAP measurements are useful to an understanding of the operating results of the Company’s core business and reflects the basis on which management internally reviews financial performance and capital adequacy. These Non-GAAP measurements are not a substitute for operating results determined in accordance with GAAP nor do they necessarily conform to Non-GAAP performance measures that may be presented by other companies.

s
	Quarter ending December 31,										2008				2009
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	1Q	2Q	3Q	4Q	1Q

Tier 1 Capital - GAAP	$32,189	$37,037	$58,477	$80,825	$90,481	$90,709	$122,729	$148,260	$179,477	$208,257	$203,223	$207,276	$212,144	$271,050	$252,503
Effect of excluding:
Qualifying trust preferred securities	—	—	—	(20,000)	(20,000)	(32,107)	(40,983)	(47,473)	(55,096)	(63,088)	(63,409)	(64,453)	(65,618)	(70,000)	(68,694)
Qualifying minority interests	—	—	—	—	—	—	—	—	(1,476)	(1,663)	(1,884)	—	—	—	—
Qualifying preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(61,413)	(61,494)

Tier 1 common equity - Non-GAAP [A]	$32,189	$37,037	$58,477	$60,825	$70,481	$58,602	$81,746	$100,787	$122,905	$143,506	$137,930	$142,823	$146,526	$139,637	$122,315

Risk weighted assets - GAAP [B]	$255,323	$390,807	$489,571	$739,620	$847,621	$1,017,627	$1,262,450	$1,575,314	$1,817,093	$2,206,338	$2,262,347	$2,148,339	$2,176,767	$2,205,418	$2,186,995
Tier 1 common risk-based ratio - non-GAAP [A] / [B]	12.61%	9.48%	11.94%	8.22%	8.32%	5.76%	6.48%	6.40%	6.76%	6.50%	6.10%	6.65%	6.73%	6.33%	5.59%